UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Clarifications regarding CVM Letter

Rio de de Janeiro, March 7, 2017 - Petróleo Brasileiro SA - Petrobras informs that it received today a Letter No. 33/2017/CVM/SEP/GEA-5, following a meeting of the Brazilian Securities and Exchange Commission (CVM) that took place today, in which CVM’s Collegiate decided to publish the  Letter No.
30/2017/CVM/SEP/GEA-5 (“Letter No. 30”), dated March 3, 2017, through which
CVM’s technical area determined “the re-making, re-presentation and re-statement of the complete annual financial statements for the periods ending on December
31, 2013, December 31, 2014, and December 31, 2015, and the re-making and re-presentation of the respective DFP Forms, as well as the restatement and re-presentation of the ITR Forms presented in the course of the fiscal years of
2013 (2nd and 3rd), 2014, 2015 and 2016, considering the reversals of recognized accounting effects arising from the application of hedge accounting.”

The Company informs that in accordance with CVM Deliberation No. 463/03, the demands set forth in Letter No. 30 are subject to appeal before the CVM’s
Collegiate, and that Petrobras will take the necessary measures to defend its interests.

It is important to clarify that the decision of the Collegiate, adopted today, refers exclusively to the disclosure of the content of the Letter No. 30 that determines the publication of said accounting documents, and the analysis of the merits of the demands is still pending decision by the same Collegiate at a later time, since the CVM’s technical area accepted the Company’s request to suspend the effects of the Letter No. 30.

Regarding the merits, Petrobras informs that, as announced to the market in
2013, it began to apply the accounting practice known as Hedge Accounting to its exports, as of May 2013.

Based on this accounting practice, regulated in Brazil by the accounting pronouncement “CPC38 - Financial Instruments: Recognition and Measurement” and
by the international accounting standard “IAS 39 - Financial Instruments
Recognition and Measurement”, Petrobras designates hedge relationships between
"highly probable future exports" and installments of certain liabilities in US dollars, so that the exchange effects of both are recognized at the same time in the income statement, as disclosed in its annual financial statements.

Petrobras reaffirms its understanding that it uses the Hedge Accounting practice correctly and reiterates that the Company’s financial statements for the years
2013, 2014 and 2015 are in accordance with accounting practices adopted in
Brazil, as well as with international standards (IFRS) and were audited by an independent auditor who issued an unqualified opinion that these statements adequately presented, in all material respects, the financial position of
Petrobras.
___________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the
Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release.
Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: March 07, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer